Exhibit 99


FOR IMMEDIATE RELEASE
                         Media Contact: Kathleen W. Lawrence
                         Director of Corporate
                         Communication
                         (540) 896-0406

                         Investor Contact:   Dale S. Lam
                         Vice President of Finance
                         (540) 896-7001



                  WLR FOODS' SALE OF CASSCO COMPLETE

Broadway, Virginia, August 3, 1998 - James L. Keeler, President and Chief Executive Officer of WLR Foods, Inc. (NASDAQ: WLRF), announced that the company's sale of its Cassco Ice and Cold Storage subsidiary to Packaged Ice, Inc. of Houston Texas was finalized on July 31, 1998.

"We are pleased to announce that the sale of Cassco is now complete. The selling price is $59 million, plus or minus post-closing adjustments, and the proceeds will be used to reduce debt," said Keeler. "The reduction in our interest costs as a result of this transaction will more than offset Cassco's anticipated operating income for fiscal 1999, and WLR Foods' balance sheet will improve considerably."

As part of the transaction, Neil D. Showalter, Chief Financial Officer for WLR Foods, Inc., will move to Packaged Ice, Inc. as Senior Vice President. Mr. Showalter was President of Cassco Ice & Cold Storage, Inc. from 1996 to 1997. Before serving as President, Mr. Showalter was Vice President from 1994 to 1996 and General Manager of Administration from 1989 to 1994.

WLR Foods, Inc. will conduct a professional search to fill the position of Chief Financial Officer. "In the meantime," said Keeler, "I have the fullest confidence that Dale Lam, our Vice President of Finance, will do an excellent job in overseeing the company's financial activities during the search period."

WLR Foods, Inc. is a fully integrated provider of high quality turkey and chicken products primarily under the Wampler Foods(R) brand. It is nationally ranked as the seventh largest poultry processor by sales volume and is an international leader in poultry exports. WLR Foods has processing operations in Virginia, North Carolina, West Virginia, and Pennsylvania.
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